Eat Happy Kitchen, Inc.



ANNUAL REPORT

3564 Sagunto Street, #490

Santa Ynez, CA 93460

0

https://eathappykitchen.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Overview

Eat Happy Kitchen is a health-conscious food company that focuses on no-sugar-added, gluten-free, and grain-free sauces and spices. We aim to solve the problem of providing flavorful, comforting products for consumers who prioritize clean eating. Currently, we offer a range of no-sugar-added sauces and are in the process of expanding with new spice SKUs. Our mission is to offer healthy alternatives without compromising on taste, and we are raising funds to expand our inventory, marketing, and retail presence.

Previous Offerings

Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: Founders Shares
Date: January 01, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2023 was $353789 compared to $321915 in fiscal year 2024. The decrease in revenue was due to the cash constraints of overspending on grocery

slotting fees, trade spends, a BOGO, and free fills which required a slow recovery to get more product made. Being out of stock on product showed a decrease in crucial DTC sales. Now that the company has recovered, it is poised to show a much higher growth in revenue in 2025.

Cost of Sales

Cost of Sales for fiscal year 2024 was $111,515 compared to $171,338 in fiscal year 2023. The decrease in Cost of Goods Sold (COGS) corresponds with the constraints of higher grocery trade spends making it untenable to manufacture enough inventory to keep up with demand. However, economies of scale and supply chain efficiencies are expected to improve the COGS as production grows.

Gross Profit

Gross profit for fiscal year 2024 were $210,399.81 compared to $182,451 in fiscal year 2023. The improvement in gross profit was due to increased margin performance in 2024. The company anticipates better margin performance as it optimizes COGS and inventory management in the coming years.

Expenses

Expenses for fiscal year 2023 were $142,047 as compared to $383,472.90 in fiscal year 2023. The increase in expenses is attributed to higher operational costs, and trade spends to get onto grocery store shelves, including marketing, staffing, and product development to support the growth and expansion efforts. This investment in the company's future is expected to pay off with continued revenue increases and brand recognition in the health-conscious food market in 2025.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate substantial growth due to the expansion into retail and the launch of new product SKUs. Past cash was primarily generated through sales from direct-to-consumer channels and early retail partnerships. Our goal is to expand our retail presence, increase our marketing efforts, and launch new products, which we expect will drive significant revenue growth and improve cash flow stability. We believe the Company's historical cash flows are not fully representative of future expectations due to the increased investment in marketing, inventory, and operational capacity that will support our expansion into larger retail markets and the rollout of additional product lines. As our business grows, we anticipate potential benefits from economies of scale and expanded sales channels, which may support improved cash flow.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $108,627.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: City National Bank
Amount Owed: $50,000.00
Interest Rate: 7.5%
The Company has a Line of Credit for operating capital granted by City National Bank on November 2, 2023. This line has an annual percentage rate of 7.5% and is open-ended with no fixed maturity date. The bank can cancel the line at any time, particularly in the event of a default on the agreement, while the borrower can also cancel it with a written notice. The maximum amount available to be drawn from this line is $100,000. As of December 31, 2023, the Company had drawn $50,000, incurring a total interest expense of $2,349. As of December 31, 2024, the company had drawn $50,000, incurring a total interest expense of $5161.38.

Creditor: Sea Bass Production Inc.
Amount Owed: $30,816.00
Interest Rate: 0.0%
Sea Bass Production Inc. is owned 50% by Anna Vocino, the major shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420 by the beginning of 2022. After repayments

in 2022 and 2023, the outstanding balance was $30,816 as of December 31, 2023, down from $45,127 at the end of 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Anna Vocino

Anna Vocino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Cofounder
Dates of Service: December, 2022 - Present
Responsibilities: Leading day-to-day operations at the Company. Anna does not
currently receive a salary. Anna will be providing Form C sign-off as the Company's
Principal Accounting Officer.

Other business experience in the past three years:

Employer: Sea Bass Productions, Inc.
Title: Voice Talent
Dates of Service: May, 1995 - Present
Responsibilities: Voice over talent for commercials, TV shows, animation, video games,
etc.

Name: Matthew Dean Kelley

Matthew Dean Kelley's current primary role is with BYP. Matthew Dean Kelley currently
services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer, Sole Director, & Cofounder
Dates of Service: August, 2024 - Present
Responsibilities: Work with brokers and sales to help fosters new accounts as well as
research and communicate with co packers to manufacture our products efficiently and
affordably. Matthew does not currently receive a salary.

Other business experience in the past three years:

Employer: BYP
Title: Creative Director
Dates of Service: July, 2015 - Present
Responsibilities: Oversee the creative process and staff. Produce radio, tv and art
marketing ads for entertainers on tour.

Name: Todd Kenyon Hauerland

Todd Kenyon Hauerland's current primary role is with The Perfect Bite. Todd Kenyon
Hauerland currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: COO & Co Founder
Dates of Service: August, 2024 - Present
Responsibilities: COO who manages logistics with our supply and retailer demands.
Work with brokers and sales to manage delivery of goods. Todd does not currently
receive a salary.

Other business experience in the past three years:

Employer: The Perfect Bite
Title: Director of Logistics
Dates of Service: June, 2008 - Present
Responsibilities: Manage transportation, inventory and supply chain.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of
capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the
outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that,
except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares
listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the
Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially
owned.

Title of class: Common Stock
Stockholder Name: Anna Vocino
Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 60.0

Title of class: Common Stock
Stockholder Name: Matt Kelley
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 20.0

Title of class: Common Stock
Stockholder Name: Todd Hauerland
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 20.0

Related Party Transactions
Name of Entity: Sea Bass Production Inc.
Names of 20% owners: Anna Vocino
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Sea Bass Production Inc. is owned 50%
by Anna Vocino, the major shareholder and founder of the Company. This entity
operates as a loan-out corporation for the founder's work in the entertainment industry
(voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling
$59,420 by the beginning of 2022.
Material Terms: After repayments in 2022 and 2023, the outstanding balance was
$30,816 as of December 31, 2023, down from $45,127 at the end of 2022.

RELATED PARTY TRANSACTIONS

Name of Entity: Sea Bass Production Inc.
Names of 20% owners: Anna Vocino
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Sea Bass Production Inc. is owned 50% by Anna Vocino, the major
shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the
entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420
by the beginning of 2022.
Material Terms: After repayments in 2022 and 2023, the outstanding balance was $30,816 as of December 31, 2023,
down from $45,127 at the end of 2022.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering
up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her
successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of
substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and
receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or
appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in
the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber
pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power,
so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so
long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity
holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public
offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of
Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the
Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions
of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company
or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights
less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Company's CEO does not currently take a salary and there are no current plans for the CEO to begin taking one. The Company's CEO does not currently receive a salary and has no plans or timeline in place for drawing a salary in the future. While this arrangement reduces the Company's current operating expenses, it may not be sustainable over the long term. If circumstances arise where the CEO requires compensation or the Company decides to implement a salary for this or other key positions, it could increase the Company's financial obligations. Additionally, the absence of a compensation plan for the CEO may create risks related to retention, morale, or potential conflicts of interest, as the CEO's financial incentives may not align with those of the Company or its investors. Prospective investors should consider the potential impacts of this arrangement on the Company's ability to achieve and sustain its operational goals.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Eat Happy Kitchen, Inc.

By   /s/ *Anna Vocino*

    Name: Eat Happy Kitchen, Inc.

    Title: CEO & Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS



Eat Happy Kitchen, Inc.
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Eat Happy Kitchen, Inc. Management

We have reviewed the accompanying financial statements of Eat Happy Kitchen Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 7, 2024

EAT HAPPY KITCHEN, INC.
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	18,749	41,742
Accounts Receivable	82,914	19,125
Inventory	37,041	-
Total Current Assets	138,704	60,867
TOTAL ASSETS	138,704	60,867
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Credit Card	1,744	-
Line of Credit	50,000	-
Due to a Related Party	30,816	45,127
Total Current Liabilities	82,560	45,127
TOTAL LIABILITIES	82,560	45,127
SHAREHOLDERS' EQUITY		
Common Stock at no par value Authorized: 100,000 shares, Issued and Outstanding: 3,000 shares	-	-
Retained Earnings	56,144	15,740
TOTAL SHAREHOLDERS' EQUITY	56,144	15,740
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	138,704	60,867

EAT HAPPY KITCHEN, INC.
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales	353,789	195,637
Cost of Goods Sold	171,338	98,284
Gross Profit	182,451	97,353
Operating Expenses		
Advertising & Marketing	2,291	6,521
Fulfillment and Shipping	90,095	-
General and Administrative	56,632	38,663
Total Operating Expenses	**149,018**	**45,184**
Income from Operations	**33,433**	**52,169**
Other Income (Expense)		
Other Income	9,597	6,164
Interest Expense	(2,349)	-
Financing Expenses	(277)	-
Total Other Income (Expense)	**6,971**	**6,164**
Earnings Before Income Taxes, Depreciation, and Amortization	**40,404**	**58,333**
Depreciation and Amortization	-	-
Income Tax	-	-
Net Income	**40,404**	**58,333**

EAT HAPPY KITCHEN, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Retained Earnings	
	# of Shares	$ Amount	(Deficit)	Total Shareholder's Equity
Beginning balance at 1/1/22	-	-	(42,593)	(42,593)
Issuance of Common Stock			-	-
Net income			58,333	58,333
Ending balance at 12/31/22	-	-	15,740	15,740
Issuance of Common Stock	3,000	-	-	-
Net income	-	-	40,404	40,404
Ending balance at 12/31/23	3,000	-	56,144	56,144

EAT HAPPY KITCHEN, INC.
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	40,404	58,333
Adjustments to reconcile Net Income to Net Cash used in operations:		
Depreciation and Amortization	-	-
Increase in Accounts Receivable	(63,789)	(19,125)
Increase in Inventory	(37,041)	-
Increase in Credit Card	1,744	-
Total Adjustments to reconcile Net Income to Net Cash used in operations:	(99,086)	(19,125)
Net Cash provided by (used in) Operating Activities	(58,682)	39,208
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Line of Credit	50,000	-
Payment to a Related Party	(14,311)	(14,293)
Issuance of Stocks	-	-
Net Cash provided by (used in) Financing Activities	35,689	(14,293)
Cash at the beginning of period	41,742	16,827
Net Cash increase (decrease) for period	(22,993)	24,915
Cash at end of period	18,749	41,742

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Eat Happy Kitchen, Inc. ("the Company"), incorporated on January 1, 2023, operates as the consumer packaged goods arm of the Eat Happy trademark. Specializing in no-sugar added, premium sauces and spices, the Company draws inspiration from founder Anna Vocino's best-selling low-carb cookbooks. Launching initially with a single flavor of Marinara, Eat Happy Kitchen rapidly expanded its offerings, reaching about 430 retail locations by 2024. The Company generates revenue through direct-to-consumer (DTC) sales and retail partnerships, employing online marketing strategies via social media, podcasts, and email campaigns to connect with its audience. The Company's headquarters is in Santa Ynez, California.

In 2024, the Company plans to launch a crowdfunding campaign to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31,2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $18,749 and $41,742 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the retailers that products are sold through have a delay between collecting from the customer and sending to the Company. As of December 31, 2023, the Company has $82,914 in accounts receivable.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. As of December 31, 2023, no allowance for doubtful accounts was established since all receivables were deemed collectible.

Inventory

Inventory primarily consists of raw materials, in-transit inventory, and finished goods related to the Company's spices and sauces. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method. As of December 31, 2023, the total inventory amounts to $37,041.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling no-sugar added, premium sauces and spices directly to consumers and through retail partnerships. The Company's primary performance obligation is to deliver these products to customers.

Revenue is recognized at the point of delivery. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize the deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California.

The Company has already filed its tax returns as of the date of these financials.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Sea Bass Production Inc. is owned 50% by Anna Vocino, the major shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420 by the beginning of 2022.

After repayments in 2022 and 2023, the outstanding balance was $30,816 as of December 31, 2023, down from $45,127 at the end of 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has a Line of Credit for operating capital granted by City National Bank on November 2, 2023. This line has an annual percentage rate of 7.5% and is open-ended with no fixed maturity date. The bank can cancel the line at any time, particularly in the event of a default on the agreement, while the borrower can also cancel it with a written notice.

The maximum amount available to be drawn from this line is $100,000. As of December 31, 2023, the Company had drawn $50,000, incurring a total interest expense of $2,349.

NOTE 6 – EQUITY

The Company has authorized 100,000 shares of common stock with no par value. As of 2023, 3,000 shares have been issued and are outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 7, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

2024 EHK balance-sheet

Name	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
Total Assets	131249.87	101019.78	106714.02	106958.63	95742.15	102680.58	95436.03	139529.63	62924.28	40873.82	42867.51	141423.18
Total Current Assets	131249.87	101019.78	106714.02	106958.63	95742.15	102680.58	95436.03	139529.63	62924.28	40873.82	42867.51	141423.18
Bank	62448.57	67278.56	22935.98	21423.36	18348.88	15438.82	3989.57	14415.3	32659.1	18633.62	17794.29	108626.97
AB RBC Company City National Bank - 8104	62448.57	67278.56	22935.98	21423.36	18348.88	15438.82	3989.57	14415.3	32659.1	18633.62	17794.29	108626.97
Accounts Receivable	30180.57	1642.08	25072.9	34829.53	33451.03	49897.68	59903.99	114824.59	24956.99	7866.51	16707.32	12067.02
Accounts receivable (A / R)	31287.94	1822.86	25272.69	34335.43	34420.05	51346.71	61343.17	116002.38	27073.2	9943.19	15742.62	14746.06
Eat Happy Kitchen Receivable Clearing	-1107.37	-180.78	-199.79	494.1	-969.02	-1449.03	-1439.18	-1177.79	-2116.21	-2076.68	964.7	-2679.04
Other Current Asset	38620.73	32099.14	58705.14	50705.74	43942.24	37344.08	31542.47	10289.74	5308.19	14373.69	8365.9	20729.19
Inventory Asset	38620.73	32099.14	58705.14	50705.74	43942.24	37344.08	31542.47	10289.74	5308.19	14373.69	8365.9	-1241.34
Undeposited Funds	0	0	0	0	0	0	0	0	0	0	0	21970.53
Total Liabilities	91671.61	90895.49	91967.56	91165.8	94861.04	102465.3	104056.03	105677.97	154576.35	159580.26	158528.36	77915.83
Total Current Liabilities	91671.61	90895.49	91967.56	91165.8	94861.04	102465.3	104056.03	105677.97	154576.35	159580.26	158528.36	77915.83
Other Current Liabilities	91671.61	90895.49	91967.56	91165.8	94861.04	102465.3	104056.03	105677.97	154576.35	159580.26	158528.36	77915.83
Loan Payable	30815.45	30815.45	30815.45	30815.45	30815.45	35785.45	30815.45	30815.45	30815.45	30815.45	30815.45	30815.45
Loan Payable - Owner	0	0	0	0	0	4970	0	0	0	0	0	0
Due to Sea Bass Productions	30815.45	30815.45	30815.45	30815.45	30815.45	30815.45	30815.45	30815.45	30815.45	30815.45	30815.45	30815.45
Sales Tax Payable	0	0	0	0	0	0	0	0.53	0.53	1.91	1.91	1.91
Line of Credit	49000	46000	45000	45000	45000	45000	45000	45000	95000	94611.69	94811.69	43996.86
Line of Credit - City National	49000	46000	45000	45000	45000	45000	45000	45000	95000	94611.69	94027.68	43212.85
City National Line of Credit - LOAN	0	0	0	0	0	0	0	0	0	0	784.01	784.01
Credit Card	11856.16	14080.04	16152.11	15350.35	19045.59	21679.85	28240.58	29861.99	28760.37	34151.21	32899.31	3101.61
Capital One Spark Business - 5924	6536.17	779.71	779.71	779.71	779.71	779.71	779.71	0	0	0	0	0
Capital One Spark Miles - 5924	5319.99	5319.99	5319.99	5319.99	5319.99	5319.99	5319.99	0	0	0	0	0
Capital One Spark Miles - 4202	0	7980.34	10052.41	9250.65	12945.89	15580.15	22140.88	29861.99	28760.37	34151.21	32899.31	3101.61
Total Equity	39578.26	10124.29	14746.46	15792.83	881.11	215.28	-8620	33851.66	-91652.07	-118706.44	-115660.85	63507.35
Equity	39578.26	10124.29	14746.46	15792.83	881.11	215.28	-8620	33851.66	-91652.07	-118706.44	-115660.85	63507.35
Retained Earnings	39578.26	10124.29	14746.46	15792.83	881.11	215.28	-8620	33851.66	-91652.07	-118706.44	-115660.85	-120836.05
Crowdfunding equity - start Engine	0	0	0	0	0	0	0	0	0	0	0	184343.4
Generated by myPocketCFO.com on 22:00:15 - 13/03/2025 UTC												

2024 EHK P&L income-statement-2

Name	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Total Income	20728.68	17393.89	31497.28	24342.63	12488.95	23661.36	21985.04	74561.77	28044.85	11973.72	17341.72	37895.21	321915.1
Sales	20728.68	17393.89	31497.28	24342.63	12488.95	23661.36	21985.04	74561.77	28044.85	11973.72	17341.72	37895.21	321915.1
Discounts and Refunds	-71.98	-718.9	-37.75	-385.91	-614.27	-206.94	-534.21	-593	-130.47	-176.41	-400.47	-265.78	-4136.09
Discounts and refunds - Invoices and Cash	0	0	0	0	81.79	0	0	0	0	0	0	0	81.79
Sales of product income - Invoices and Cash	757.58	7123.68	25370.05	15142.83	590.62	17500.98	11672.88	65011.78	18403.7	511.02	6429.17	25108.57	193622.86
Services Income	0	0	0	0	0	0	0	0	0	0	0	990.94	990.94
Billable Expense Income	0	81.79	0	0	80.32	122.69	0	0	0	0	81.79	0	366.59
Sales of product income - Eat Happy Kitchen	20043.08	10907.32	7266.55	9863.71	12432.28	6587.21	10894.81	19580.34	10429.94	11639.11	11231.23	12061.48	142937.06
Chargeback - Invoices	0	0	-1101.57	-278	0	-342.58	-48.44	-9437.35	-658.32	0	0	0	-11866.26
Total Cost Of Goods Sold	-11136.62	-7210.09	-8309.55	-7999.4	-6938.24	-6598.16	-7976.61	-21821.23	-8865.15	-6488.19	-7269.81	-10902.24	-111515.3
Cost of Goods Sold	-11136.62	-7210.09	-8309.55	-7999.4	-6938.24	-6598.16	-7976.61	-21821.23	-8865.15	-6488.19	-7269.81	-10902.24	-111515.3
Cost of goods sold - Invoices and Cash	-112.93	-1211.04	-4312.96	-2574.29	-100.43	-2975.18	-1984.45	-11052	-3128.62	-86.87	-1092.98	-4268.47	-32900.22
Cost of goods sold - Eat Happy Kitchen	-11023.69	-5999.05	-3996.59	-5425.11	-6837.81	-3622.98	-5992.16	-10769.23	-5736.53	-6401.32	-6176.83	-6633.77	-78615.07
Gross Profit	9592.06	10183.8	23187.73	16343.23	5550.71	17063.2	14008.43	52740.54	19179.7	5485.53	10071.91	26992.97	210399.81
Total Expenses	-15537.26	-39637.77	-18814.35	-15296.86	-20462.43	-18136.52	-22843.71	-10718.24	-144953.51	-32877.75	-7026.32	-37168.17	-383472.9
Advertising & Selling Expense	-13917.35	-38102.07	-15309.41	-12508.1	-12886.58	-8588.93	-20984.26	-6920.37	-135686.32	-25384.45	-1161.04	-33437.35	-324886.2
Selling expenses	-12459.85	-30766.56	-13382.31	-11604.16	-9084.1	-7220.06	-19659.09	-6669.57	-134795.47	-19969.84	-608	-33190.51	-299409.5
Chargeback - Invoices and Cash	0	-13952.02	0	-1813.2	0	0	0	0	-78953.16	-3549.65	2892.08	0	-95375.95
Shipping and postage	-4720.02	-1896.86	-4563.47	-2784.81	-4052.91	-4455.99	-2149.26	-2197.64	-1681.59	-4774.24	-1619.43	-3559.81	-38456.03
Commissions & Fees	0	0	0	-4500	0	0	0	0	0	0	0	0	-4500
Platform Fee - Eat Happy Kitchen	-541.36	-310.53	-242.49	-271.31	-371.17	-190.4	-322.28	-605.01	-312.69	-352.52	-355.15	-347.68	-4222.59
Fulfillment and Shipping	-6094.5	-13588.38	-7673.25	-400	-4579.02	-1438.99	-16720.77	-3785.47	-53355.76	-9830.08	-1327.3	-29189.89	-147983.4
Advertising & Marketing	-1457.5	-7335.51	-1927.1	-903.94	-3802.48	-1368.87	-1325.17	-250.8	-890.85	-5414.61	-553.04	-246.84	-25476.71
Trade spend	0	0	0	0	0	-500	-300	0	0	0	0	0	-800
General & Administrative expenses	-1619.91	-1535.7	-3504.94	-2788.76	-7575.85	-9547.59	-1859.45	-3797.87	-9267.19	-7493.3	-5865.28	-3730.82	-58586.66
Payroll & Benefits	0	0	0	-400	0	-8239.96	0	0	0	0	-3098.09	0	-11738.05
Payroll	0	0	0	-400	0	-8239.96	0	0	0	0	-3098.09	0	-11738.05
Other G & A	37.26	-118.55	-2760.82	-807.12	-796.54	-36.31	-252.01	0	-250	-434.95	-494.41	-308.74	-6222.19
Business licenses and taxes	0	0	0	-805	0	0	0	0	0	0	0	0	-805
General business expenses	0	0	-2637.14	0	0	0	0	0	0	0	0	0	-2637.14
Bank fees and service charges	-0.82	-97.94	0	-2.12	0	0	-2.01	0	0	0	-202.47	0	-305.36
Dues and Subscriptions	0	0	0	0	0	0	-250	0	-250	0	0	0	-500
Corporate Insurance	38.08	0	-123.68	0	-449	0	0	0	0	0	0	0	-534.6
Meals and Entertainment	0	0	0	0	0	-36.31	0	0	0	0	-197.82	0	-234.13
Office expenses	0	0	0	0	-347.54	0	0	0	0	0	0	-308.74	-656.28
Supplies	0	-20.61	0	0	0	0	0	0	0	0	0	0	-20.61
Travel	0	0	0	0	0	0	0	0	0	-434.95	-94.12	0	-529.07
Interest Expense	-30.82	-316.66	-305.12	-482.64	-562.01	-611.08	-728.45	-798.87	-834.93	-577.67	-1183.78	-423.08	-6855.11
Software and apps	-199	-199	-199	-199	-199	-199	-218.99	-199	-253.99	-590.99	-1089	-199	-3744.97
Professional Services	-1427.35	-999.97	0	-900	-800	-461.24	-660	-1600	-2728.27	-2043.34	0	-2800	-14420.17
Insurance	0	98.48	0	0	0	0	0	0	0	0	0	0	98.48
Accounting fees	0	0	0	0	0	0	0	-1200	0	-1200	0	0	-2400
Legal Fees	0	0	0	0	-718.3	0	0	0	-5200	-1683.7	0	0	-7602
Brokerage Fees	0	0	0	0	-4500	0	0	0	0	-962.65	0	0	-5462.65
Purchases	0	0	-240	0	0	0	0	0	0	0	0	0	-240
Net Operating Profit	-5945.2	-29453.97	4373.38	1046.37	-14911.72	-1073.32	-8835.28	42022.3	-125773.81	-27392.22	3045.59	-10175.2	-173073.1
Total Other Income	0	0	248.79	0	0	407.49	0	449.36	270.08	337.85	0	5000	6713.57
Other Income	0	0	248.79	0	0	407.49	0	449.36	270.08	337.85	0	5000	6713.57
Other Miscellaneous Income	0	0	248.79	0	0	407.49	0	449.36	270.08	337.85	0	5000	6713.57
Net Other Income	0	0	248.79	0	0	407.49	0	449.36	270.08	337.85	0	5000	6713.57
Net Profit	-5945.2	-29453.97	4622.17	1046.37	-14911.72	-665.83	-8835.28	42471.66	-125503.73	-27054.37	3045.59	-5175.2	-166359.5
Generated by myPocketCFO.com on 21:59:11 - 13/03/2025 UTC													

NOTE 1 – NATURE OF OPERATIONS

Eat Happy Kitchen, Inc was formed on Jan 3, 2023 ("Inception") in the State of CA. The financial statements of Eat Happy Kitchen, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Ynez, CA.

Eat Happy Kitchen, Inc. manufactures pantry and snack items that are sold direct-to-consumer as well as to wholesalers to be carried in grocery stores in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from wholesale and retail sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not

subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and __CA_ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Eat Happy Kitchen has a line of credit that we can draw on up to $100,000. At the end of 2024, there was a $50,000 balance due on the line of credit. It is as of April 2025 paid in full, but we still hold the option to use the line of credit if we need it.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of ___ shares of our common stock with par value of $0.___. As of [DATE] the company has currently issued ____ shares of our common stock.

[This would be the information that Start Engine Secure would hold on file as part of managing our cap table]

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 11, 202, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

| | Preferred Stock | | Common stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	3,000	3,000	-	-	-	-	3,000
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	58,333	58,333
31-Dec-23	3,000	$ 3,000	-	$ -	$ -	$ 58,333	$ 61,333
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-166359.51	(166,360)
31-Dec-24	3,000	$ 3,000	-	$ -	$ -	$ (108,027)	$ (105,027)
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	123,358	246,716	8,111	-	254,827
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock		-	5,000,000	10,000,000	-	-	10,000,000
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(166,360)	(166,360)
	3,000	$ 3,000	5,123,358	$ 10,246,716	$ 8,111	$ (274,386)	$ 9,983,441

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet



Cell: Q4
Comment: davidg:
    If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Comment: davidg:
    If totals are positive, changed to "Stockholders' Equity"

I, _____Anna Vocino_____ (Print Name), the
_____CEO_____(Principal Executive Officers) of _____Eat Happy
Kitchen_____(Company Name), hereby certify that the financial statements of
_____Eat Happy Kitchen_____ (Company Name) and notes thereto for the
periods ending _____2023_____ (first Fiscal Year End of Review) and
_____2024_____ _____(second Fiscal Year End of Review) included in this Form C
offering statement are true and complete in all material respects and that the information below
reflects accurately the information reported on our federal income tax returns.

      Eat Happy Kitchen has not yet filed its federal tax return for 2024."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has
been executed as of the _____4/9/2025_____ (Date of Execution).

_____Anna Vocino (electronic signature)_____ (Signature)

_____CEO_____ (Title)

_____4/9/2025_____ (Date)

CERTIFICATION

I, Anna Vocino, Principal Executive Officer of Eat Happy Kitchen, Inc., hereby certify that the financial statements of Eat Happy Kitchen, Inc. included in this Report are true and complete in all material respects.

Anna Vocino

CEO & Principal Accounting Officer